                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                AeroCentury Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     007737
                                 (CUSIP Number)

                                 Neal D. Crispin
                               1440 Chapin Avenue
                                    Suite 310
                          Burlingame, California 94010
                                  650-696-3900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 007737                                             Page 2  of 7  Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Neal D. Crispin
      Social Security No. ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00/PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     3,700 SHARES
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   219,061 shares of Common Stock
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,700 SHARES
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     219,061 shares of Common Stock
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      222,761 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.43%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 007737                                            Page 3  of 7  Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Toni M. Perazzo
         Social Security No. ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
          NUMBER OF
                                     0 SHARES
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   222,761 shares of Common Stock
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0 SHARES
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     222,761 shares of Common Stock
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      222,761 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      14.43%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                                               Page 4 of 7 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, $0.001 par value ("Common Stock"), of AeroCentury Corp. ("ACY"), a Delaware corporation, whose principal executive offices are located at 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

ITEM 2.   IDENTITY AND BACKGROUND

         This statement is filed on behalf of Neal D. Crispin and Toni M. Perazzo, husband and wife. Mr. Crispin is President and Chairman of the Board of ACY, and is also President and Chairman of the Board of JetFleet Holding Corp. (formerly, "JetFleet Management Corp.") and President and sole director of CMA Consolidated, Inc. Ms. Perazzo is Vice President - Finance, Secretary and a Director of ACY and is also Vice President -Finance, Secretary and a Director of JetFleet Holding Corp. and Vice President -Finance and Secretary of CMA Consolidated, Inc. The business address of Mr. Crispin and Ms. Perazzo is 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

         During the last five years, neither Mr. Crispin nor Ms. Perazzo has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Crispin and Ms. Perazzo are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Crispin and Ms. Perazzo jointly acquired, as limited partners of JetFleet Aircraft, L.P., an aggregate of 91 shares of Common Stock of ACY pursuant to an Agreement and Plan of Merger dated January 1, 1998 (the "Merger Agreement") among JetFleet Aircraft, L.P. ("JetFleet I"), JetFleet Aircraft II, L.P. ("JetFleet II") and ACY. The Merger Agreement provided for the merger of JetFleet I and JetFleet II into ACY, and as a result of such merger, Mr. Crispin and Ms.Perazzo's JetFleet I limited partnership interests were converted into 91 shares of Common Stock of ACY.

         Mr. Crispin and Ms. Perazzo are the beneficial owners of approximately 62% of the Common Stock of JetFleet Holding Corp. ("JHC") (formerly named, JetFleet Management Corp.) and are both officers and directors of

JHC.  JHC owns 174,767 shares of Common Stock of ACY.

         Capital Management Associates ("CMA") holds 44,119 shares of ACY Common Stock. Initially, 67,793 shares of ACY Common Stock were distributed to CMA Capital Group, Inc. ("Group"), the general partner of JetFleet I and JetFleet II pursuant to the Merger Agreement, and distributed to Group's parent, CMA Capital Corporation, and then to CMA, along with other creditors of CMA Capital Corporation, as settlement of indebtedness of CMA Capital Corporation to CMA. Mr. Crispin is the sole shareholder and director of the parent of CMA.

         Mr. Crispin and Ms. Perazzo, collectively were an individual creditor of CMA Capital Corporation and as such received a total of 84 shares of ACY Common Stock.


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                                                               Page 5 of 7 Pages

         During 1999, CMA Capital Management, Inc. ("CMACM") purchased on the open market 7,100 shares of ACY Common Stock, using working capital. Mr. Crispin is the sole shareholder, director and officer of CMA Consolidated, Inc., the 100% parent of CMACM.

         During that year, Mr. Crispin also purchased 2,700 shares of ACY Common Stock for his own account, and 1,000 shares of ACY Common Stock were gifted by a third party to a minor child of Mr. Crispin and Ms. Perazzo.

         On January 28, 2000 and January 31, 2000, a subsidiary of JetFleet Holding Corp. purchased 25,000 and 2,600 shares of ACY Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

         The shares beneficially owned by Mr. Crispin and Ms. Perazzo were acquired for purposes of investment and not for the purpose of changing the control of ACY.

         Neither Mr. Crispin nor Ms. Perazzo has any plans which relate to or would result in:

         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure;

         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.


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                                                               Page 6 of 7 Pages

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Mr. Crispin and Ms. Perazzo together are the beneficial owners of an aggregate of 222,761 shares of Common Stock of ACY, representing approximately 13.9% of the outstanding shares of Common Stock of ACY.

         (b) The shares of Common Stock owned directly by Mr. Crispin and Ms. Perazzo are registered jointly in their names, and, as such, they share jointly the power to vote or to direct the vote of and to dispose or to direct the disposition of the shares. Because Mr. Crispin and Ms. Perazzo are directors, officers, principal shareholders and indirect beneficial owners of approximately 62% of the Common Stock of JHC, Mr. Crispin and Ms. Perazzo share jointly, along with other shareholders, the power to vote or to direct the vote of and to dispose or to direct the disposition of the shares held by JMC. Because Mr. Crispin is a director and officer and Ms. Perazzo is an officer of each of Capital Management Associates and CMA Capital Management, Inc., and Mr. Crispin is the sole shareholder of CMA Consolidated, Inc., the 100% parent of Capital Management Associates and CMA Capital Management, Inc., Mr. Crispin and Ms. Perazzo share jointly the power to vote or to direct the vote of and to dispose or to direct the disposition of the 44,119 shares of Common Stock held by Capital Management Associates, and the 7,100 shares of Common Stock held by CMA Capital Management, Inc.

         (c) Beneficial ownership of 91 shares was acquired by Mr. Crispin and Ms. Perazzo pursuant to the Merger Agreement identified in Item 3 of this
Schedule 13D. Beneficial ownership of 174,767 shares of Common Stock by Mr. Crispin and Ms. Perazzo arises out of their "controlling person" status of JetFleet Management Corp, which owns directly 174,767 shares, as identified in
Item 3 of this Schedule 13D. Beneficial ownership of 44,119 shares was acquired by Capital Management Associates as described in Item 3 of this Schedule 13D. Beneficial ownership of 84 Shares of Common Stock was acquired by Mr. Crispin and Ms. Perazzo as creditors of CMA Capital Corporation, as described in Item 3 of this Schedule 13D. Beneficial ownership of 2,100 shares was acquired through CMA Capital Management, Inc.'s purchase on the open market as described in Item 3 of this Schedule 13D.

         (d) To the knowledge and belief of Mr. Crispin and Ms. Perazzo, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 222,761 shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under JHC 1997-ACY Equity Incentive Plan (the "Plan"), JHC has granted Mr. Crispin has an option to purchase 20,000 shares of ACY Common Stock held by JHC, which vests over a three year period.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    -- JMC 1997 - ACY Equity Incentive Plan [Previously filed].

Exhibit 99.2 -- Joint Filing Agreement (Previously filed]


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                                                               Page 7 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Neal D. Crispin
                                           -----------------------------------
                                               Neal D. Crispin

                                           /s/ Toni M. Perazzo
                                           -----------------------------------
                                               Toni M. Perazzo

Dated:   February 7, 2000